SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC  20549

                            FORM 12b-25


                     Commission File Number 08354


                     NOTIFICATION OF LATE FILING


(Check One):  [X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F
              [ ] Form 10-Q   [ ] Form N-SAR


For Period Ended:   December 31, 1998


[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K


For the Transition Period Ended:




     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked
above, identify the Item(s) to which the notification relates:   N/A



                     Part I.  Registrant Information



Full name of registrant         nStor Technologies, Inc.

Former name if applicable
Address of principal executive office (Street and number):

                              450 Technology Park
City, State and Zip Code      Lake Mary, Fl  32746

                  Part II.  Rule 12b-25 (b) and (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                            Part III.  Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Registrant experienced significant losses for the year ended
December 31, 1998 (see Part IV). Management is currently evaluating certain matters regarding the carrying amount of its goodwill. This evaluation is not expected to be completed by the prescribed due date for Registrant's Form 10-K.

In addition, Registrant has recently entered into a significant new arrangement with an original equipment manufacturer. The contract for this arrangement will be material to Registrant's operations. Management does not anticipate receiving certain material information in connection therewith, which management believes should be disclosed, until after the prescribed due date but before the extended due date for Registrant's Form 10-K. This information is not currently available.


                       Part IV.  Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

          Mark F. Levy           561               640-3133

             (Name)          (Area Code)      (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                            [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                            [X] Yes  [ ] No


If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant expects to report in its Form 10-K a net loss applicable to common stock of approximately $11.9 million for the year ended December 31, 1998 (subject to completion of the evaluation discussed in Part III hereof), as compared to a net loss of $7.9 million for the year ended December 31, 1997. The increased net loss was primarily attributable to an $8.2 million (31%) reduction in sales and a $1.2 million embedded dividend attributable to a beneficial conversion privilege of Convertible Preferred Stock.




                                nSTOR TECHNOLOGIES, INC.
                      (Name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



                      By:____________________________________
                          Mark F. Levy, Vice President

Date:  March 30, 1999